United States securities and exchange commission logo





                               May 6, 2022

       Oren Elkayam
       Chief Executive Officer
       Mobilicom Ltd
       1 Rakefet Street
       Shoham, Israel 6083705

                                                        Re: Mobilicom Ltd
                                                            CIK No. 0001898643
                                                            Registration
Statement on Form F-1 filed April 28, 2022
                                                            File No. 333-264523

       Dear Mr. Elkayam:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed April 28, 2022

       Impact of the Continuing COVID-19 Pandemic, page 41

   1. We note your revisions in response to prior comment 2. Please expand to clarify the duration of each of the
matters added to your disclosure, including the start date and, if applicable, the end. If
the condition continues, please state so directly. Also revise to quantify the historical
and expected future impact on your business and financial
                                                        condition.
       Manufacturing and Assembly, page 53

   2. Please expand your revisions in response to prior comment 3 to clarify what you mean by
                                                        "partnership." Is there
an agreement? What are the respective rights and obligations of the parties? Explain
how the partnership "expands our manufacturing capabilities and
 Oren Elkayam
Mobilicom Ltd
May 6, 2022
Page 2
      enables us to deliver larger quantities of products upon demand and in a timely manner, on schedule, thus allowing for consistent product delivery."
Principal Shareholders, page 63

3. Please revise to identify the natural person(s) who have or share voting and/or dispositive powers or the power to receive the economic benefit of the shares held by each entity listed in the table.
Description of Share Capital, page 65

4.    Please disclose the conversion ability in Section 4.4 of Exhibit 3.1.
Exhibits

5. Please file Exhibits 10.7 and 10.8. It appears they were not included with this public filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman at 202-551-3794 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at 202-551-3641 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameOren Elkayam
                                                            Division of
Corporation Finance
Comapany NameMobilicom Ltd
                                                            Office of
Manufacturing
May 6, 2022 Page 2
cc:       Greg Sichenzia
FirstName LastName